Annual General Meeting of the Shareholders of
Zi Corporation ("Zi")

May 29, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 – continuous Disclosure Obligations, Section 11.3

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting and the outcome of the votes:

	Resolution	Outcome of Vote	Votes For	Votes Withheld
1.	Ordinary resolution to elect as directors for the ensuing year of the nominees as a group named in the management information circular	Approved	37,203,919 (98.74%)	473,887 (1.26%)
2.	Ordinary resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors	Approved	37,545,487 (99.65%)	132,320 (0.35%)

Zi Corporation

/s/ Blair Mullin

Blair Mullin
Chief Financial Officer